JENNISON SECTOR FUNDS, INC.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

August 28, 2006

Securities and Exchange Commission,

100 F Street, N.E.

Washington, DC 20549

Re:	Jennison Sector Funds, Inc. – Jennison Utility Fund
Registration Statement on Form N-1A
File Nos. 002-72097; 811-03175

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests withdrawal of the amendment to its registration statement on Form N-1A (File No. 002-72097), as filed on August 25, 2006 (the “Registration Statement Amendment”).  No securities have been issued or sold pursuant to the Registration Statement Amendment.

The Registrant has discovered the unintentional omission of a required certification to the Registration Statement Amendment. The Registrant plans to submit a revised amendment that includes the required certification and is requesting withdrawal of the Registration Statement Amendment.

No fee has been paid by the Registrant in connection with this Registration Statement Amendment.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to Mr. Jelani Roper (telephone:  (973) 367-2598; Fax (973) 367-6349).

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Jennison Sector Funds, Inc. – Jennison Utility Fund

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Assistant Secretary